Exhibit 99.1

Caesarstone Reports Second Quarter 2023 Financial Results

- Revenues of $143.7 Million -

- Generated Strong Cash Flow from Operations of $25.1 Million Year-to-Date, Including $17.2 Million in
the Second Quarter -

- Global Restructuring Plan on Track to Reignite Long-Term Profitable Growth -

- Reiterates Full Year Outlook to Deliver Positive Cash Flow from Operations Based on Performance to
Date and Additional Cash Generation Expected in the Second Half of 2023 -

MP MENASHE, Israel – August 9, 2023 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its second quarter ended June 30, 2023.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “We were pleased to produce a second straight quarter of strong operating cash flow and an increase in our net cash position, which remain important focus areas for Caesarstone. We are moving swiftly with the implementation of our comprehensive restructuring plan and advancing our strategic cost reduction efforts, which will become increasingly evident in coming quarters. The closure of our Sdot-Yam manufacturing facility marked a pivotal step, laying the groundwork for improved efficiencies and streamlined production within our manufacturing infrastructure as we simultaneously shift a portion of production to our strategic network of third party manufactures in the Far East. During the quarter we made significant operational investments to develop and reengineer products to put us in an improved position to meet our current expectations of evolving regulatory changes in the Australian market. We are on track to generate a full year of positive cash flow from operations and we expect to significantly improve our profitability as the year progresses. We will continue to execute our strategy to create a more agile, innovative and profitable Company as we work to grow our revenues and deliver solid returns for our shareholders in the future.

Nahum Trost, Caesarstone’s Chief Financial Officer added, “Our restructuring actions and strategic plan are in in motion to achieve a step change in the Company's cash generating ability. We achieved more than $25 million in cash flow from operations year-to-date, including strong operating cash flow of $17.2 million generated in the second quarter despite significant challenges in the first half of the year that impacted our top and bottom line. Revenues declined amid a tough macro environment for our products in many markets, especially for repair and remodeling projects following several quarters of low turnover of existing homes. Lower revenues, investments in new products, restructuring actions, and certain transitory factors, resulted in a substantial reduction in gross margin and operating income for the quarter. Many of those cost pressures are temporary and not a reflection of core performance. We expect to improve margins as the year progresses and to generate additional cash flow from operations in the second half of 2023. Based on the steps we are taking we are poised to end the year on much stronger footing.”

Second Quarter 2023 Results

Revenue in the second quarter of 2023 was $143.7 million, compared to $180.3 million in the prior year quarter. On a constant currency basis, second quarter revenue was down 18.4% year-over-year mainly due to lower volume partially offset by the benefit of previously enacted pricing actions. Volumes were primarily impacted by global economic headwinds, particularly in renovation and remodeling channels, across the Company’s main regions and the competitive landscape, resulting in lower demand.

Gross margin in the second quarter of 2023 was 8.3% compared to 26.4% in the prior year quarter. Adjusted gross margin in the second quarter was 9.6% compared to 26.4% in the prior year quarter. The decrease in gross margin resulted from lower revenues, increased manufacturing unit costs due to lower fixed cost absorption mainly related to lower capacity utilization and the closing of the Sdot-Yam plant, temporary production inefficiencies, an inventory write down and higher input costs of products sold. This was partially offset by previously enacted pricing actions and lower shipping costs. The temporary production inefficiencies were attributable to significant operational investments to reengineer existing collections to meet the evolving needs of the Company’s market places in certain regions. These operational investments and resulting inefficiencies were largely completed as of the end of the second quarter.

Operating expenses in the second quarter of 2023 were $58.8 million, or 40.9% of revenue, compared to $41.2 million, or 22.8% of revenue in the prior year quarter. The higher percentage is primarily attributable to impairment and restructuring expense of $23.6 million. Excluding legal settlements and loss contingencies and the expenses related to the plant closure, operating expenses were 24.3% of revenue, compared to 22.1% in the prior year quarter.

Operating loss in the second quarter of 2023 was $46.9 million compared to operating income of $6.4 million in the prior year quarter. The decrease mainly reflects lower gross margin as well as higher operating expenses.

Adjusted EBITDA in the second quarter of 2023, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for other items, was a loss of $13.4 million, compared to adjusted EBITDA of $17.1 million in the prior year quarter. The year-over-year decrease primarily reflects the operating loss.

Finance income in the second quarter of 2023 was $1.2 million compared to finance income of $6.4 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations on assets and liabilities denominated in currencies other than the US Dollar.

Net loss attributable to controlling interest for the second quarter of 2023 was $52.5 million compared to net income of $11.1 million in the prior year quarter. Net loss per share for the second quarter was $1.52 compared to diluted net income per share of $0.32 in the prior year quarter. Adjusted diluted net loss per share for the second quarter was $0.69 on 34.6 million shares, compared to adjusted diluted net income per share of $0.20 in the prior year quarter on a similar share count.

Balance Sheet & Liquidity

During the second quarter, the Company generated positive cash flow from operations of $17.2 million mainly driven by inventory reductions, compared to cash used in the amount of $4.5 million in the second quarter of 2022. During the quarter, the Company paid down its lines of credit, ending the quarter with full availability on its lines of credit. As of June 30, 2023, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits and short-term marketable securities of $57.3 million and total debt to financial institutions of $8.3 million. The Company’s net cash position as of June 30, 2023, was $49.0 million compared to $28.2 million as of December 31, 2022.

Manufacturing Facility Network and Cost Optimization Update

As previously announced, on May 9, 2023, the Company approved initial restructuring actions across the Company’s operations, commencing with the closure of the manufacturing facility in Sdot-Yam, Israel, and a reduction in headcount of more than 130 employees mostly associated with this facility and also includes Headquarter functions. This part of the restructuring plan is intended to better align the Company’s organizational structure, streamline global production and drive additional cost efficiencies through an optimized manufacturing footprint.

In connection with the facility closure, the Company incurred restructuring expenses and a one-time impairment charge totaling $23.6 million during the second quarter of 2023. The majority of the amount related to a  non-cash write-down on the long term non-cancellable lease agreement related to the facility, valid through 2032, based on Company estimates of its ability to sub lease parts of the Sdot-Yam property. Cash costs related to the facility closure were $2.6 million during the quarter and the Company estimates total cash costs will be in the amount of $5.0 million to $7.0 million related to operations, through mid-2024.

The facility closure is intended to help improve the Company’s profitability and cash flow. As a result of the facility closure, the Company expects to realize annualized cash savings of approximately $10.0 to $15.0 million, with the potential for additional cash savings if subleases are executed on the non-cancellable long-term facility lease agreement. Following the closure of the Sdot-Yam Facility, the Company continues to maintain its high level of service to customers through its remaining manufacturing facilities and its third-party manufacturers.

Beyond the facility closure, the restructuring plan will focus on additional actions that can be taken to improve future profitability and cash flow.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company will not pay a dividend for the second quarter of 2023, based on its reported net loss attributable to controlling interest for the period.

Outlook

Based on the actions and initiatives underway, the strong cash flow from operations produced year-to-date, and the expectation to generate additional cash flow from operations in the second half of 2023, the Company reiterates its full year outlook to generate positive cash flow from operations and end the year with an improved net cash position. This outlook is based on inventory reductions, other working capital improvements and cost optimization efforts, along with an anticipated significant improvement in profitability in the second half of 2023 compared to the first half of the year.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, August 9, 2023, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-844-825-9789 and 1-412-317-5180, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone Second Quarter 2023 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10180774. The replay will be available beginning at 12:30 p.m. ET on Wednesday, August 9, 2023 and will last through 11:59 p.m. ET on Wednesday, August 16, 2023.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the restructuring plan, the closure of the Sdot Yam Facility, the estimated closure costs and the estimated potential savings relating to the facility closure, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the implementation of the proposed restructuring plan, the closure of the Sdot Yam Facility, the estimated closure costs and ability to realize potential savings relating to the closure, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2023, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Further, the estimates of the charges and expenditures that the Company expects to incur in connection with the restructuring plan and facility closure and the timing thereof, are subject to a number of assumptions, and actual amounts may differ materially from estimates. In addition, the Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the restructuring plan and facility closure.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$54,994	$52,081
Short-term available for sale marketable securities	2,303	7,077
Trade receivables, net	73,458	77,898
Other accounts receivable and prepaid expenses	28,709	32,570
Inventories	172,999	238,232

Total current assets	332,463	407,858

LONG-TERM ASSETS:

Severance pay fund	3,167	3,410
Deferred tax assets, net	12,462	16,251
Long-term deposits and prepaid expenses	3,286	3,255
Operating lease right-of-use assets	119,426	144,098
Property, plant and equipment, net	159,515	169,292
Intangible assets, net	7,455	8,817

Total long-term assets	305,311	345,123

Total assets	$637,774	$752,981

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$4,523	$26,135
Trade payables	41,917	62,194
Related parties and other loans	296	283
Short term legal settlements and loss contingencies	16,034	17,595
Accrued expenses and other liabilities	59,324	58,777

Total current liabilities	122,094	164,984

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	3,798	4,823
Legal settlements and loss contingencies long-term	14,050	19,572
Deferred tax liabilities, net	3,153	4,288
Long-term lease liabilities	117,407	124,353
Accrued severance pay	4,388	4,750
Long-term warranty provision	1,229	1,262

Total long-term liabilities	144,025	159,048

REDEEMABLE NON-CONTROLLING INTEREST	7,946	7,903

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	163,926	163,431
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(10,890)	(9,578)
Retained earnings	255,319	311,839

Total equity	363,709	421,046

Total liabilities and equity	$637,774	$752,981

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$143,679	$180,272	$294,312	$350,710
Cost of revenues	131,811	132,747	252,842	260,013

Gross profit	11,868	47,525	41,470	90,697

Operating expenses:
Research and development	1,549	1,190	2,595	2,094
Sales and Marketing	20,235	24,884	42,060	48,259
General and administrative	13,199	13,761	27,178	26,548
Restructuring expenses and Impairment related to long lived assets (**)	23,573	-	23,573	-
Legal settlements and loss contingencies, net	243	1,334	(1,087)	458

Total operating expenses	58,799	41,169	94,319	77,359

Operating income (loss)	(46,931)	6,356	(52,849)	13,338
Finance income, net	(1,188)	(6,445)	(3,524)	(7,793)

Income (loss) before taxes	(45,743)	12,801	(49,325)	21,131
Tax expenses, net	6,980	1,571	7,249	3,245

Net income (loss)	$(52,723)	$11,230	$(56,574)	$17,886

Net loss (income) attributable to non-controlling interest	253	(83)	326	(511)

Net income (loss) attributable to controlling interest	$(52,470)	$11,147	$(56,248)	$17,375
Basic net income (loss) per ordinary share (*)	$(1.52)	$0.32	$(1.64)	$0.50
Diluted net income (loss) per ordinary share (*)	$(1.52)	$0.32	$(1.64)	$0.50
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,514,431	34,479,635	34,511,873	34,479,978
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,523,855	34,524,257	34,525,892	34,527,107

(*) The numerator for the calculation of net income (loss) per share for the three and six months ended June 30, 2023 and 2022, has been decreased by approximately $0.1 and $0.3 million, and $0.1 and $0.2 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

(**) Restructuring expenses in accordance with ASC420, and Right Of Use asset impairment related to Sdot Yam plant closure.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$(56,574)	$17,886
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15,239	18,023
Share-based compensation expense	495	868
Accrued severance pay, net	(118)	(72)
Changes in deferred tax, net	2,617	(1,219)
Capital (gain) loss	83	(2)
Legal settlemnets and loss contingencies, net	(1,087)	458
Increase in trade receivables	4,546	(13,923)
Decrease in other accounts receivable and prepaid expenses	4,939	(2,363)
Decrease (increase) in inventories	65,439	(50,543)
Increase (decrease) in trade payables	(26,062)	13,987
Decrease in warranty provision	(91)	(35)
Changes in right of use assets	3,849	10,088
Changes in lease liabilities	(6,676)	(18,807)
Contingent consideration related to acquisitions	165	-
Amortization of premium and accretion of discount on marketable securities, net	54	146
Changes in Accrued interest related to Marketable Securities	21	64
Decrease in accrued expenses and other liabilities including related parties	(5,263)	(2,307)
Restructuring expenses and Impairment related to long lived assets	23,573	-
Net cash provided by (used in) operating activities	25,149	(27,751)

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,460)	(8,611)
Proceeds from sale of property, plant and equipment	10	7
Maturity of marketable securities	4,800	10,801
Decreae (increase) in long term deposits	(29)	134

Net provided by investing activities	321.00	2,331

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(22,776)	5,752
Repayment of a financing leaseback related to Bar-Lev transaction	-	(648)

Net cash provided by (used in) financing activities	(22,776)	5,104

Effect of exchange rate differences on cash and cash equivalents	219	(516)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	2,913	(20,832)
Cash and cash equivalents and short-term bank deposits at beginning of the period	52,081	74,315

Cash and cash equivalents and short-term bank deposits at end of the period	$54,994	$53,483

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	18	(837)

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$11,868	$47,525	$41,470	$90,697
Share-based compensation expense (a)	69	59	137	149
Amortization of assets related to acquisitions	72	76	144	154
Residual operating expenses related to Sdot-Yam after closing	1,784	-	1,784	-
Adjusted Gross profit (Non-GAAP)	$13,793	$47,660	$43,535	$91,001

(a) Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(52,723)	$11,230	$(56,574)	$17,886
Finance income, net	(1,188)	(6,445)	(3,524)	(7,793)
Taxes on income	6,980	1,571	7,249	3,245
Depreciation and amortization	7,668	8,823	15,239	18,023
Legal settlements and loss contingencies, net (a)	243	1,334	(1,087)	458
Contingent consideration adjustment related to acquisition	87	-	165	-
Acquisition and integration related expenses	-	80	-	80
Share-based compensation expense (b)	179	480	495	868
Restructuring expenses and Impairment related to long lived assets (c)	23,573	-	23,573	-
Residual operating expenses related to Sdot-Yam after closing (c)	1,784	-	1,784	-
Adjusted EBITDA (Non-GAAP)	$(13,397)	$17,073	$(12,680)	$32,767

(a)  Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)  Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)  Expenses related to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income (loss) attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(52,470)	$11,147	$(56,248)	$17,375
Legal settlements and loss contingencies, net (a)	243	1,334	(1,087)	458
Contingent consideration adjustment related to acquisition	87		165
Amortization of assets related to acquisitions, net of tax	491	498	1,026	1,000
Share-based compensation expense (b)	179	480	495	868
Acquisition and integration related expenses	-	80	-	80
Non cash revaluation of lease liabilities (c)	(1,297)	(7,478)	(3,002)	(9,407)
Restructuring expenses and Impairment related to long lived assets (d)	23,573	-	23,573	-
Residual operating expenses related to Sdot-Yam after closing (d)	1,784	-	1,784	-
Total adjustments	25,060	(5,086)	22,954	(7,001)
Less tax on non-tax adjustments (e)	(3,532)	(690)	(3,373)	(1,075)
Total adjustments after tax	28,592	(4,396)	26,327	(5,926)

Adjusted net income (loss) attributable to controlling interest (Non-GAAP)	$(23,878)	$6,751	$(29,921)	$11,449
Adjusted earning (loss) per share (f)	$(0.69)	$0.20	$(0.87)	$0.33

(a)  Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)  Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)  Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d) Expenses related to restructuring.
(e) Tax adjustments for the three and six months ended June 30, 2023 and 2023, based on the effective tax rates.
(f)  In calculating adjusted (Non-GAAP) earning (loss) per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$69,411	$93,039	$145,481	$178,276	(25.4)%	(25.4)%	(18.4)%	(18.4)%
Canada	20,432	25,363	38,756	49,097	(19.4)%	(15.3)%	(21.1)%	(16.4)%
Latin America	312	1,272	818	2,047	(75.5)%	(75.4)%	(60.0)%	(60.0)%
America's	90,155	119,674	185,055	229,420	(24.7)%	(23.8)%	(19.3)%	(18.3)%

Australia	26,817	30,195	52,213	55,734	(11.2)%	(5.3)%	(6.3)%	(0.4)%
Asia	6,323	8,157	13,322	17,882	(22.5)%	(21.0)%	(25.5)%	(23.3)%
APAC	33,140	38,352	65,535	73,616	(13.6)%	(8.6)%	(11.0)%	(5.9)%

EMEA	14,288	15,827	30,210	31,050	(9.7)%	(10.2)%	(2.7)%	(0.1)%

Israel	6,096	6,419	13,512	16,624	(5.0)%	(1.9)%	(18.7)%	(12.2)%

Total Revenues	$143,679	$180,272	$294,312	$350,710	(20.3)%	(18.4)%	(16.1)%	(13.8)%